Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726



Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

June 13, 2003

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

47, Avenue Georges Mandel
75116 Paris, France
(33) (1) 44.05.80.00

1775 I Street, N.W.
Washington, D.C.
20006-2401
202-721-4600

350 South Grand Avenue
Los Angeles, CA
90071-3442
213-613-2800

201 South Biscayne Boulevard
Miami, FL
33131-4332
305-358-1666

03 JUN 20 AM 7:21

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

June 13, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

Pursuant to Rule 12g3-2(b)(1)(iv) under the Act, the Company is submitting as Exhibit B hereto an update of the information called for by Rule 12(g)3-2(b)(1)(ii), as a result of recent amendments to the Commercial Code of Japan and stock exchange rules. We have added new Items 28 and 29.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: 
Name: Ryuzo Kodama
Title: Director, General Manager of Finance and Accounting Department

Enclosure

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Brief announcements of financial results

   a. Brief announcement of annual consolidated financial statements, dated May 16, 2003, for the fiscal year ended March 31, 2003 (English translation as Attachment 1)

   b. Brief announcement of annual non-consolidated financial statements, dated May 16, 2003, for the fiscal year ended March 31, 2003 (English translation as Attachment 2)

2. Supplementary materials for financial results

   a. Supplementary materials for consolidated financial results for the fiscal year ended March 31, 2003 (English translation as Attachment 3)

   b. Supplementary materials for non-consolidated financial results for the fiscal year ended March 31, 2003 (English translation as Attachment 4)

3. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Augmenting Bulk Antibody Facilities at Utsunomiya Plant" dated March 20, 2003 (English translation as Attachment 5)

   b. Document titled "Notice of Sale of the Takada Research Laboratory Site" dated April 8, 2003 (English translation as Attachment 6)

   c. Document titled "Closure of Research Operations of Chugai Pharma USA" dated April 10, 2003 (English translation as Attachment 7)

   d. Document titled "Transfer of Sales and Marketing Rights of Euglucon® and Lanirapid®" dated April 21, 2003 (Detailed summary English translation as Attachment 8)

   e. Document titled "Notice regarding Repurchase of Its Own Shares" dated May 16, 2003 (English translation as Attachment 9)

f. Document titled "Notification about Stock Options (Stock Acquisition Rights)" dated May 16, 2003 (English translation as Attachment 10)

4. Press releases

a. Press release titled "New Product for Release: "Varsan® Goki-Zero One" " dated March 3, 2003 (English translation as Attachment 11)

b. Press release titled "New Product Release - "Guronsan G" " dated March 3, 2003 (English translation as Attachment 12)

c. Press release titled "Donation of Specially Equipped Para-transit Vehicles for Welfare Service Exceeding 100 Vehicles in Nineteen Years" dated March 12, 2003 (English translation as Attachment 13)

d. Press release titled "Renagel® (sevelamer hydrochloride) 250mg Tablets Attain the NHI Drug Price Listing" dated April 1, 2003 (English translation as Attachment 14)

e. Press release titled "Two New Products Released for the Home-Use Insecticides Line-up" dated April 1, 2003 (English translation as Attachment 15)

f. Press release titled "Anti-Influenza Drug Tamiflu®" dated May 16, 2003 (English translation as Attachment 16)

Exhibit B

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (including audited financial statements) and any amendment thereto (in Japanese)	Within three months after the end of fiscal year (March 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan (the "Securities Law")
2)	Semi-annual securities report (including interim financial statements) and any amendment thereto (in Japanese)	Within three months after the end of interim period (September 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement and any amendment thereto or shelf registration statement and supplemental documents thereto and any amendment thereto (in Japanese) (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Article 4, 7, 23-3, 23-4 and 23-8 of the Securities Law
4)	Extraordinary report and any amendment thereto (in Japanese) (if any)	Without delay after the occurrence of certain events designated in the Securities Law	Article 24-5(4) and 24-5(5) of the Securities Law
5)	Registration of take-over bid and any amendment thereto (in Japanese) (if any)	Prior to such take-over bid	Article 27-22-2 of the Securities Law
6)	Opinion statement report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after the target company of the take-over bid makes public or represents to its shareholders an opinion regarding such take-over bid	Article 27-10 of the Securities Law
7)	Report concerning take-over bid and any amendment thereto (in Japanese) (if any)	Promptly after completion of such take-over bid	Article 27-22-2 of the Securities Law
8)	Report as to acquisition of its own shares by the Company and any	Every month after the resolution of an ordinary	Article 24-6 of the Securities Law

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	amendment thereto (in Japanese) (if any)	general meeting of shareholders concerning acquisition of its own shares or at the time of acquisition of its own shares for the purpose of cancellation thereof	
9)	Brief announcement of annual financial results (in Japanese)	Promptly after the settlement of financial results	Article 2(1)(III) of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange ("Timely Disclosure Regulation"), and similar rules of Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange (collectively, "Other Stock Exchanges")
10)	Brief announcement of interim financial results (in Japanese)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
11)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (in Japanese) (if any)	Promptly after the occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	The Timely Disclosure Regulation and similar rules of Other Stock Exchanges

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
12)	Announcements and press releases material to an investment decision (in Japanese or English) (if any)	None	None
13)	Annual business report to shareholders (including summary annual financial statements) (in Japanese)	None	None
14)	Semi-annual business report to shareholders (including summary semi-annual financial statements) (in Japanese) (if any)	None	None
15)	Annual report (in English) (if any)	None	None
16)	Corporate Facts and Figures (in English) (if any)	None	None
17)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices) (in Japanese)	Available at all times	Article 263 of the Commercial Code of Japan (the "Commercial Code")
18)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices) (in Japanese)	For ten years at the head office and for five years at branch offices	Article 244 of the Commercial Code
19)	Commercial Register (administered by Legal Affaires Bureau and containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices,	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 188 and 67 of the Commercial Code

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors) (in Japanese)		
20)	Convocation notice of an ordinary general meeting of shareholders (including balance sheet, profit and loss statement, business report and proposal for appropriation of retained earnings), reference materials for exercise of voting rights and a voting card (in Japanese)	Two weeks prior to the meeting	Article 232 of the Commercial Code and Articles 21-2 and 21-3 of the Special Exceptions Law Concerning Audit, etc. of Joint-Stock Company (the "Audit Exceptions Law")
21)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (in Japanese) (if any)	Two weeks prior to the meeting	Article 232 of the Commercial Code and Articles 21-2 and 21-3 of the Audit Exceptions Law
22)	Statutory notices to shareholders (other than 20) and 21) above) (in Japanese)	At such time as required by the Commercial Code	The Commercial Code
23)	Notice of resolutions of a general meeting of shareholders (in case of ordinary general meeting of shareholders, including dividend information) (in Japanese)	None	None
24)	Voluntary notices to shareholders (in Japanese) (if any)	None	None
25)	Statutory public notices (in Japanese)	At such time as required by the Securities Law or Commercial Code	The Securities Law or Commercial Code
26)	Voluntary public notices (in	None	None

	Name of Report or Announcement	Latest Date of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	Japanese) (if any)		
27)	Internet Website: http://www.chugai-pharm.co.jp/ (in Japanese and English)	None	None
28)	Management summary of quarterly business results for first and third fiscal quarters (in Japanese)	Promptly after the settlement of such summary	Article 2(5) of the Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
29)	Balance sheet and profit and loss statement (in Japanese)	To be posted on the company's Internet Website promptly after the contents of the balance sheet and profit and loss statement are reported at an ordinary general meeting of shareholders	Article 16(3) of the Audit Exceptions Law